                                                  |----------------------------|
                                                  |      OMB APPROVAL          |
                                                  |OMB Number:     3235-0145   |
                                                  |Expires:    October 31, 1997|
                                                  |Estimated average burden    |
                                                  |hours per response....14.90 |
                                                  |----------------------------|

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                    Pennsylvania Real Estate Investment Trust
-------------------------------------------------------------------------------
                                (Name of Issuer)

            Shares of Beneficial Interest, par value $1.00 per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  709102 10 7
                         ---------------------------
                                 (CUSIP Number)

               Robert D. Denious, Esquire, Drinker Biddle & Reath
    1100 P.N.B. Building, 1345 Chestnut Street, Philadelphia, PA 19107-3496
                                 (215) 988-2629
-------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                October 16, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  709102 10 7                                    Page  2  of  6  Pages
          -------------                                        ---    ---

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sylvan M. Cohen
______________________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                       (b) / /
______________________________________________________________________________
3  SEC USE ONLY

______________________________________________________________________________
4  SOURCE OF FUNDS*
          BK, PF
______________________________________________________________________________
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                             / /

______________________________________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION


          United States of America
______________________________________________________________________________
                7    SOLE VOTING POWER
   NUMBER OF         368,087
     SHARES
  BENEFICIALLY  ______________________________________________________________
   OWNED BY     8    SHARED VOTING POWER
     EACH            297,508
   REPORTING    ______________________________________________________________
    PERSON      9    SOLE DISPOSITIVE POWER
     WITH            368,087
                ______________________________________________________________
                10   SHARED DISPOSITIVE POWER
                     297,508
______________________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           665,595
______________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

______________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.7%
______________________________________________________________________________
14 TYPE OF REPORTING PERSON*
          IN
______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 3 of 6 Pages

         This statement amends, restates and supplements the statement on
Schedule 13D filed with the Securities and Exchange Commission by Sylvan M. Cohen with respect to beneficial ownership of Shares of Beneficial Interest, par value of $1.00 per Share (the "Shares"), of Pennsylvania Real Estate Investment Trust, an unincorporated association in business trust form (the "Issuer"). For purposes of this statement, the term "subject Shares" refers to the Shares of the Issuer reported herein as being beneficially owned by Mr. Cohen other than such Shares that are beneficially owned by virtue of Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. See Items 4 and 5.

Item 1.  Security and Issuer.

         This statement relates to certain Shares of the Issuer, the principal executive offices of which are located at 455 Pennsylvania Avenue, Suite 135, Fort Washington, Pennsylvania 19034.

Item 2.  Identity and Background.

         This statement is filed by and on behalf of Mr. Cohen, a natural person and citizen of the United States of America.

         Mr. Cohen is Chairman of the Board of Trustees and Chief Executive Officer of the Issuer. Mr. Cohen's business address is 1100 P.N.B. Building, 1345 Chestnut Street, Philadelphia, Pennsylvania 19107-3496. The Issuer's principal business is the acquisition, financing, leasing and management of apartment properties and shopping centers. In addition, Mr. Cohen, formerly a partner in the Philadelphia law firm of Cohen, Shapiro, Polisher, Shiekman and Cohen, serves Of Counsel to the Philadelphia law firm of Drinker Biddle & Reath, whose address is 1100 P.N.B. Building, 1345 Chestnut Street, Philadelphia, Pennsylvania 19107-3496.

         During the last five years, Mr. Cohen has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         As previously reported, Mr. Cohen acquired the subject Shares that he owns directly with personal funds and, in certain cases, with unsecured borrowings from the former First Pennsylvania Bank, N.A., Philadelphia, Pennsylvania (currently, CoreStates Bank, N.A.).

                                                               Page 4 of 6 Pages


Item 4.  Purpose of Transaction.

         The subject Shares were acquired for investment purposes. Mr. Cohen may dispose of the subject Shares from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors. Mr. Cohen may also acquire additional Shares in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

         Except as set forth above in this Item 4, Mr. Cohen has no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date on which this statement is executed, Mr. Cohen beneficially owns 665,595 Shares of the Issuer, constituting 7.7% of the Issuer's issued and outstanding Shares, based upon an aggregate of 8,676,098 Shares of the Issuer issued and outstanding (as set forth in the Issuer's 10-Q as filed with the Securities and Exchange Commission on January 16, 1996). Of the 665,595 Shares beneficially owned, 651,350 represent Shares currently issued and outstanding and 14,245 represent Shares with respect to which there is a right of acquisition within 60 days within the meaning of Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.

         (b) The 665,595 Shares beneficially owned by Mr. Cohen includes:

             (i) 353,842 Shares owned by Mr. Cohen directly;

            (ii) 14,245 Shares subject to options that are currently exercisable at various exercise prices (collectively, the "Options");

           (iii) 43,815 Shares owned by a charitable remainder unitrust (the "Unitrust") of which Mr. Cohen and his spouse are life beneficiaries, with various charities being the residuary beneficiaries, and of which Mr. Cohen is one of three co-trustees;

            (iv) 186,558 Shares owned by Mr. Cohen's spouse;

             (v) 29,827 Shares held by a residuary trust (the "Residuary Trust") of which Mr. Cohen is a trustee;

                                                               Page 5 of 6 Pages

            (vi) 252 Shares held by a corporation (the "Corporation") of which Mr. Cohen owns 50% of the outstanding capital stock; and

           (vii) 37,056 Shares held in trust for the benefit of Mr. and Mrs. Cohen's two sons (the "Children's Trust"), both of whom have reached their age of majority and do not live in the same home with Mr. Cohen, and of which Mrs. Cohen is a co-trustee.

         Mr. Cohen has sole investment and voting power over the Shares referred to in subparagraphs (i) and (ii) above. Mr. Cohen shares investment and voting power over the Shares owned by the Unitrust, the Residuary Trust and the Corporation.

         Mr. Cohen disclaims beneficial ownership over the Shares owned directly by his wife, the Residuary Trust and the Children's Trust.

         (c) During the past 60 days, Mr. Cohen effected no transaction in the Shares.

         (d) Other than as disclosed under Item 5(b), no other person has a right to receive or the power to direct receipt of dividends from, or proceeds from the sale of the securities described in, this Schedule 13D.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material To Be Filed as Exhibits.

         Not applicable.

                                                               Page 6 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 30, 1996                               /s/ Sylvan M. Cohen
                                                     --------------------
                                                     Sylvan M. Cohen